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JEREMY SENDEROWICZ jeremy.senderowicz@dechert.com +1 212 641 5669 Direct +1 212 698 3599 Fax
October 4, 2011
VIA EDGAR
Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Laura J. Riegel, Senior Counsel
Re:    Schwab Strategic Trust (File No. 812-13864)
Dear Ms. Riegel:
We are writing on behalf of Schwab Strategic Trust and other applicants (the “Applicants”) to respectfully request the withdrawal of the Applicants’ application for an order under Section 6(c) under the Investment Company Act of 1940, as amended (the “1940 Act”), to amend a prior order under Section 6(c) of the 1940 Act, for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and (2) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and (B) of the 1940 Act. (the “Application”). The Application was filed with the Securities and Exchange Commission on January 28, 2011.
Applicants request the withdrawal of the Application because the Application was superseded by an application for a similar order filed by the Applicants on June 7, 2011 (File No. 812-13912).
Should you have any questions, please call me at (212) 641-5669.
Sincerely,
/s/ Jeremy Senderowicz
Jeremy Senderowicz
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